EXHIBIT 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Fury Gold Mines Limited. (the “Company”)

1630-1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2	Date of Material Change

April 19, 2022.

Item 3	News Release

A news release was issued by the Company through newswire services on April 19, 2022.

Item 4	Summary of Material Change

On April 19, 2022, the Company completed its previously announced non-brokered private placement for total gross proceeds of CAD$11,000,000 by issuing 13,750,000 common shares at a price of $0.80 per share.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company completed a previously announced non-brokered private placement for total gross proceeds of CAD$11,000,000 by issuing 13,750,000 common shares at a price of $0.80 per share.

Net proceeds from the Placement will be used to fund continued exploration at the Company's Eau Claire project in Quebec and for working capital.

The Shares issued under the Offering are subject to a four-month hold period under Canadian securities laws. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act’), and have not been offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any Shares sold to investors in the United States are “restricted securities” and subject to restrictions on resale under the U.S. Securities Act.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Lynsey Sherry

Chief Financial Officer

Telephone: (844-601-0841)

Item 9	Date of Report

April 22, 2022.